NORTHERN LIGHTS FUND TRUST

                                                                                                                                                                                                    450 Wireless Blvd.

                                                                                                                                                                                                    Hauppauge, New York 11788

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2600

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

                                                                                                                                                                                                                                                                     July 14, 2009

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Attn: Laura Hatch

RE:

Adaptive Asset Allocation Fund, Arrow DWA Balanced Fund, Arrow DWA Tactical Fund, Arrow Alternative Solutions Fund [collectively “Arrow Funds”], Biltmore Index Enhancing Fund, Biltmore Momentum/Dynamic ETF [collectively “Biltmore Funds”], Jacobs & Company Mutual Fund, Gratio Values Fund, Changing Parameters Fund, Autopilot Managed Growth Fund and Anchor Multi-Strategy Growth Fund of the Northern Lights Fund Trust [each a “Fund” and collectively the “Funds”]

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant(s), this letter responds to the comments you provided by telephone on Friday, June 5, 2009, with respect to the N-CSR filings for the above-referenced Funds.  Your comments are set forth below, and each is followed by the Registrant’s response.

General:

Comment 1:

With respect to Management’s Discussion of Fund Performance (“MDFP”), details should be provided to outline an Advisor’s reasoning for managing the portfolio in a manner inconsistent with achieving a Fund’s stated investment objective, such as when the Advisor elects to take a “defensive” posture and directs investment in cash, cash equivalents or other short-term securities during the period discussed.

Response:

In future N-CSR filings, the Advisor(s) will be asked to present the factors surrounding any decision to direct a Fund’s portfolio in manner inconsistent with the Fund’s stated investment objective for a significant length of time during the period under discussion.

Arrow Funds’ N-CSR dated 10/09/2008:

Comment 1:

In the MDFP, there is a comment in the section for the Arrow DWA Tactical Fund describing an increase in the allocation to fixed-income instruments.   An examination of the Fund’s portfolio reveals no investments in fixed-income other than an overnight cash sweep.   What was the basis for this comment?

Response:

The Arrow DWA Tactical Fund (“the Fund”) is a “fund of funds,” which means that it primarily invests in exchange traded funds (“ETFs”) and other types of investment companies. The Fund can invest in fixed income securities of any credit quality, including ETFs that invest in fixed income securities and/or investment companies such as Milestone Funds Treasury Obligations/Institutional money market mutual fund which on July 31, 2009, represented a significant portion of the Fund’s holdings. This commentary addressed portfolio changes made during the July 31, 2009 reporting period including changes made up until the date the commentary letter was written. Going forward, Arrow will convey in greater detail which time periods are being discussed in its commentary letters.

Comment 2:

In the schedule of investments for the Arrow Alternative Solutions Fund, Exchange Traded Funds (“ETFs”) are included in the section for Common Stocks.   Please present ETFs separately going forward in their own section.

Response:	In future N-CSR filings, ETFs will be presented separately and not included under Common Stocks
Comment 3:

In the Footnotes section of the report, within the discussion of affiliated fees, certain fees such as those fees paid to an affiliated printing and filing agent and those fees paid to an affiliated agent for custody of Fund assets are aggregated and should instead be presented on a per Fund basis.

Response:	In future N-CSR filings, affiliated fees paid will be presented on a per Fund basis in the Footnotes section of the reporting.

Biltmore Funds’ N-CSR dated 10/09/2008:

Comment 1:

In the schedule of investments for the Biltmore Index Enhancing Fund, Exchange Traded Funds (“ETFs”) are included in the section for Common Stocks.   Please present ETFs separately going forward in their own section.

Response:	In future N-CSR filings, ETFs will be presented separately and not included under Common Stocks.
Comment 2:

In the Statement of Operations section of the report, under “Realized and Unrealized Gain (Loss) on Investments”, there is a line item for “Net realized gain from underlying investment companies”.   This line item is presented to provide detail on the character of distributions from underlying investment companies.   As such, please present this as “Distributions of realized gains from underlying investment companies”.

Response:	In future N-CSR filings, the description for this line item will appear as follows: “Distributions of realized gains from underlying investment companies”.
Comment 3:

In the Footnotes section of the report, within the discussion of affiliated fees, certain fees such as those fees paid to an affiliated printing and filing agent and those fees paid to an affiliated agent for custody of Fund assets are aggregated and should instead be presented on a per Fund basis.

Response:	In future N-CSR filings, affiliated fees paid will be presented on a per Fund basis in the Footnotes section of the reporting.

Gratio Values Fund N-CSR dated 4/09/2009

Comment 1:	In the Financial Highlights section of the Financial Report Footnote 2 is missing. Please provide the footnote language.
Response:	The footnote reads, “Per share amounts calculated using the average share method, which appropriately presents the per share data for the period.”

Jacobs Fund N-CSR dated 4/13/2009

Comment 1:	In the Statement of Operations, there should be a parenthetical footnote reference to “Net increase from payment by affiliates”.
Response:	In future N-CSR filings which contain such a line item, a parenthetical reference will be made to the footnote which provides further detail.
Comment 2:	Is there disclosure in the prospectus with respect to the possibility of a high portfolio turnover ratio?
Response:

In addition to disclosing the portfolio turnover ratio for the prior fiscal year in the financial highlights, the prospectus discloses the possibility of a high turnover rate along with the associated risks.

Changing Parameters Fund N-CSR dated 10/9/2009

Comment 1:

With respect to MDFP, details should be provided to outline an Advisor’s reasoning for managing the portfolio in a manner inconsistent with achieving a Fund’s stated investment objective, such as when the Advisor elects to take a “defensive” posture and directs investment in cash, cash equivalents or other short-term securities during the period discussed.

Response:

The MDFP does state that “When the models no longer indicate an uptrend, the Fund seeks to be defensive and will generally move into money market instruments”. In future N-CSR filings, the Advisor will be asked to more specifically discuss the market conditions which resulted in the Fund taking a defensive posture.

Comment 2:	Is there disclosure in the prospectus with respect to the possibility of a high portfolio turnover ratio?
Response:	The prospectus does state that “the Fund is actively managed and the Advisor anticipates that the Fund will continue to have a high portfolio turnover rate”.

Autopilot Managed Growth Fund N-CSR dated 10/9/2009

Comment 1:	The MDFP should address the entire fiscal year covered by the shareholder report as opposed to only the most recent 6 month period.
Response:	The Advisor will be asked to discuss performance for the entire period covered by the shareholder report for all future MDFPs.

Anchor Multi-Strategy Growth Fund N-CSR dated 4/9/2009

Comment 1:	The filing did not contain the required performance graph, performance table and directors and officers table.
Response:	An amended N-CSR will be filed with the SEC containing the graph and tables listed above.
Comment 2:	Please provide an explanation as to the circumstances surrounding the Fund’s change of its investment adviser. Also address your intent with respect to historical performance reporting.
Response:

As disclosed in the Subsequent Event Note 7 to the annual report, Anchor Capital Management Group, LLC (“ACMG”) resigned as the investment adviser to the Fund on January 30, 2009.  ACMG informed the Trust that all shareholder accounts were under the discretionary control of ACMG, or were accounts owned by ACMG employees or their families or affiliates.  When ACMG resigned, every shareholder account was redeemed by the shareholder (or by ACMG acting as agent for the shareholder).  The Fund did not require the redemptions.   As of January 31, 2009, the only shareholder account was an account owned by Gemini Fund Services, LLC with one share outstanding.  The purpose of the account was to facilitate the approval of a new investment adviser for what was now essentially a shell fund.  Subsequently, Sarasota Capital Strategies, Inc. was approved by the Board and by the sole shareholder to serve as the Fund’s investment adviser.  Along with a new investment strategy, the Board changed the name of the Fund to The Currency Fund.

With respect to performance reporting, Instruction 11 to Item 27(b)(7) of Form N-1A states that if the Fund has not had the same adviser for the previous 10 years, the Fund may begin the line graph on the date that the current adviser began managing the fund, provided certain requirements are met.  Instruction 4 of Item 4(b)(2) provides the same instruction for the Average Annual Total Return table.  The Currency Fund intends to begin the line graph and table with the date the current adviser began to provide advisory services to the Fund.  The financial highlights will include the Fund’s total return since Fund inception.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Emile R. Molineaux

Secretary

Northern Lights Fund Trust